FILED PURSUANT TO RULE 424(B)(3)
                           REGISTRATION NO. 33-93492-D

                      $10,000,000 FLOATING RATE REDEEMABLE
                    ASSET-BACKED NOTES DUE DECEMBER 31, 2000

                          TRANSITION AUTO FINANCE INC.

FIRST SUPPLEMENT DATED MAY 9, 1997
TO PROSPECTUS DATED DECEMBER 18, 1996

                 Terms used in this Supplement and not otherwise
                  defined are used as defined in the Prospectus

         On April 25, 1997, the Company satisfied the requirements for the release of investor funds from the subscription escrow account (the "Escrow Account"), and $934,000 of gross offering proceeds (and interest that had accumulated on investor funds on deposit in the Escrow Account) were released to the Company by the Escrow Agent. Twenty Thousand Dollars ($20,000) of these proceeds were paid to the Texas Commerce Bank National Association, as Trustee, under the Indenture, dated as of December 17, 1996 in payment of the Trustee's Acceptance Fee, Annual Administration Fee, and Trustee's counsel fees. Pursuant to the provisions of the Prospectus, three percent (3%) of the gross offering proceeds ($28,020) were deposited in the Reserve Account. Approximately $10,000 was paid in payment of certain offering and organization expenses and eight percent (8%) of the gross offering proceeds ($74,720) was paid to the Underwriter as sales commissions with respect to the sale of $934,000 in principal amount of the Notes (the "Initial Notes") and to reimburse the Underwriter for certain due diligence expenses. The remaining proceeds will be used to acquire Contracts and Leased Vehicles and for other purposes permitted by the Prospectus and Indenture.

         The first payment of interest with respect to the Notes is due on August 15, 1997. Interest payable with respect to a Note on such date will be in an amount equal to all accrued interest from the date of issuance of such Note. The Indenture provides for a single maturity date for all Notes regardless of the date of purchase of the Notes.
The Maturity Date for all the Notes is December 31, 2000.

         Any subsequent subscription funds will continue to be held in the Escrow Account, and pursuant to the Indenture, such funds will be released to the Company (and new Notes issued) on a monthly basis on the first day of each calendar month.

         Transition  Leasing,  the parent of the Company,  contributed (i) three
(3) Contributed Contracts and the related Leased Vehicles to the Company as of August 19, 1996 and (ii) seven (7) additional Contributed Contracts and related Leased Vehicles to the Company as of December 17, 1996, the effective date of the Registration Statement, plus cash in the amount of the cash proceeds of each Contributed Contract subsequent to October 31, 1996. See Exhibit A to the Prospectus. One Contributed Contract went in default, and the Leased Vehicle was wholesaled with the proceeds thereof paid to the Company. As of April 25, 1997, the closing date for the issuance of the Initial Notes, the Company had cash proceeds with respect to the Contributed Contracts of $33,412.26.

         Since 1995, Transition Leasing and its affiliates have acquired and serviced twenty-seven (27) Contracts, including the Contributed Contracts and Prime Choice Contracts, of which five (5) Contracts have gone into default and the Leased Vehicles wholesaled. With respect to the five (5) defaulted Contracts, one defaulted Contract was a Contributed Contract.

         The Litigation described in the Prospectus has been settled. Pursuant to the Compromise Settlement Agreement and Release (the "Settlement Agreement") relating to the Litigation, Transition Leasing agreed (i) to pay Craig $20,000 by cashier's check promptly after execution of the Settlement Agreement and (ii) to deliver to Craig a promissory note (the "Craig Note") in the principal amount of $80,000, payable in monthly installments of $5,000 per month for sixteen (16) months. Craig agreed to transfer his stock in Transition Leasing to Transition Leasing. Transition Leasing advised the Company that it entered into the Settlement Agreement to obtain Craig's stock in Transition Leasing and to avoid the additional expenses of protracted litigation if the Litigation had not been settled and not because it believed that Craig's claims had merit. The Company is not required to make any payments pursuant to the Settlement Agreement.

CORPDAL:65260.6  27287-00001